UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, Wc2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces Planned Leadership Changes with Ricardo Sodre Transitioning to CFO and Andre Spolidoro to CSO

NEW YORK, November 10, 2022  VTEX (NYSE: VTEX), the enterprise digital commerce platform for premier brands and retailers today announced the following leadership changes:

●
Ricardo Camatta Sodre transitions from Finance Executive Officer and is appointed Chief Financial Officer, effective November 15, 2022. Mr. Sodre has served as Finance Executive Officer since February 2021.

●
Andre Spolidoro Ferreira Gomes transitions from Chief Financial Officer and is appointed Chief Strategy Officer, effective November 15, 2022. Mr. Spolidoro has served as Chief Financial Officer since January 2016.

“Ricardo’s planned transition to the Chief Financial Officer role has been executed since he joined VTEX. Ricardo made an incredible contribution leading our IPO, and never stopped showing extraordinary commitment and outstanding contribution to VTEX,” commented Mr. Spolidoro. “I am honored to be appointed as VTEX’s CFO. I look forward to continuing working closely with Andre and VTEX’s talented team to keep delivering our sustainable and efficient high growth plan,” added Mr. Sodre.

“Andre will take the Chief Strategy Officer position, where he will continue compounding the value he has always added to VTEX. His deep knowledge on our company’s vision and operations will enable him to evolve our strategy and take it to the next level,” commented Mariano Gomide de Faria, founder and co-CEO of VTEX. “I am excited about taking a new role at VTEX to further execute on our ambition to become the global backbone of commerce,” added Mr. Spolidoro.

Additionally to the above announced leadership changes, Amit R. Shah transitions from Chief Strategy Officer to Head of M&A, effective November 15, 2022, and will continue to advise VTEX on its M&A strategy and execution.

About Ricardo Camatta Sodre
Mr. Sodre is our Finance Executive Officer, a position he has held since February 2021. Previously, Mr. Sodre was a private equity investor at Advent International, where he joined as a trainee in 2009 before leaving as a director in January 2021. During his years at Advent, Mr. Sodre actively participated in more than 10 private equity investments, including CETIP, CCC Intelligent Solutions and StoneCo, and in recent years he was a board member at Prisma Medios de Pago S.A., a leading payments company in Latin America, and GTM Holdings, a leading chemical distributor with presence in 11 countries in Latin America, where he was also a member of the Audit, Finance and M&A committees. Mr. Sodre holds a degree in Mechanical-Aeronautical Engineering with honors from Instituto Tecnológico de Aeronáutica (“ITA”) and an MBA from Harvard Business School.

About Andre Spolidoro Ferreira Gomes
Mr. Spolidoro is our Chief Financial Officer, a position he has held since January 2016. Mr. Spolidoro worked from 1998 to 2015 in asset management firms as Equity Portfolio Manager where he consolidated his solid knowledge in finance, financial market, equity analysis and business. Mr. Spolidoro holds a B.S. degree in Mechanical Engineering at UFRJ and a graduate degree in finance and capital markets at PUC RJ School of Business.

About VTEX
VTEX (NYSE: VTEX) is the enterprise digital commerce platform where global brands and retailers run their world of commerce. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. VTEX helps global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with unprecedented time-to-market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,400 customers, including AbInbev, Carrefour, Colgate, Motorola, and Whirlpool, having over 3,200 active online stores across 38 countries (as of FY ended on December 31st, 2021). For more information, visit www.vtex.com.

VTEX IR Contact
Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 10, 2022

VTEX

By: /s/ André Spolidoro Ferreira Gomes
Name: André Spolidoro Ferreira Gomes
Title: Chief Executive Officer